Filed Pursuant to Rule 424(b)(7)

Registration No. 333-182824

PROSPECTUS SUPPLEMENT

(To prospectus dated July 24, 2012,

as supplemented by prospectus supplement

dated July 24, 2012)

424,944 SHARES

HCP, Inc.

Common Stock

This prospectus supplement supplements and amends the prospectus dated July 24, 2012, as supplemented by the prospectus supplement dated July 24, 2012, relating to the possible resale of shares of our common stock by certain holders of non-managing member units in HCPI/Tennessee, LLC.

You should read this prospectus supplement in conjunction with the prospectus, as previously supplemented. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or previous supplements to it. This prospectus supplement is qualified by reference to the prospectus, as previously supplemented, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus, as previously supplemented.

Investing in our common stock involves risks. See “Risk Factors” on page S-2 of the prospectus supplement dated July 24, 2012 and page 2 of the prospectus dated July 24, 2012, as well as the risk factors relating to our business contained in documents we file with the Securities and Exchange Commission which are incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 22, 2013

The information appearing under the heading “Selling Stockholders” in the prospectus supplement dated July 24, 2012 is hereby amended in its entirety by the following information.

SELLING STOCKHOLDERS

We are registering for resale 424,944 shares of our common stock, which are issuable upon exchange of 212,472 non-managing member units of HCPI/Tennessee, LLC pursuant to redemption rights set forth in that certain Amended and Restated Limited Liability Agreement, as amended, of HCPI/Tennessee, LLC and New Member Joinder Agreement, dated as of October 19, 2005. The registration of the shares of our common stock covered by this prospectus supplement satisfies contractual registration rights, but does not necessarily mean that any of the holders of non-managing member units of HCPI/Tennessee, LLC will exercise their remaining redemption rights or that upon any such redemption we will elect, in our sole and absolute discretion, to redeem some or all of the non-managing member units for shares of our common stock instead of paying a cash amount.

We do not know when or in what amounts the selling stockholders may offer securities for sale. The selling stockholders may elect not to sell any or all of the securities offered by this prospectus, as supplemented. Because the selling stockholders may offer all or some of the securities pursuant to this offering, and because, other than the pledge agreement described in footnote 5 below, there are currently no agreements, arrangements or understandings with respect to the sale of any of the securities that will be held by the selling stockholders after completion of the offering, we cannot estimate the number of the securities that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the securities covered by this prospectus supplement will be held by the selling stockholders. Except as otherwise indicated, the number of securities beneficially owned is determined under rules promulgated by the SEC, and the information may not represent beneficial ownership for any other purpose.

The following table sets forth certain information about the selling stockholders based on information provided to us by the selling stockholders and to our knowledge is accurate as of August 22, 2013.

	Shares of Our Common Stock Owned Prior to the	Maximum Number of Shares of Our Common Stock Issuable Upon Exchange of Units of HCPI/ Tennessee,	Shares of Our Common Stock Owned Following the Exchange of Units of HCPI/Tennessee, LLC		Maximum Number of Shares of Our Common Stock Offered	Shares of Our Common Stock Owned After Offering(4)
Name of Selling Stockholder	Exchange	LLC(1)	Shares	Percent(2)	Hereby(3)	Shares	Percent(2)
Ashley D. Letendre	—	44,800	44,800	*	44,800	—	—
A. Daniel Weyland(5)	—	380,144	380,144	*	380,144	—	—

*                 Represents less than 1% of the total outstanding shares of our common stock.

(1)         Represents the number of shares of our common stock issuable upon exchange of all of the selling stockholders’ non-managing member units in HCPI/Tennessee, LLC.

(2)         Based on 455,801,702 shares of our common stock outstanding on August 21, 2013.

(3)         Represents all of the shares that the selling stockholders may offer under this prospectus supplement. The resale shares may be offered from time to time by the selling stockholders.

(4)         Assumes that the selling stockholders sell all of the resale shares offered pursuant to this prospectus supplement. Also assumes that no transactions with respect to our common stock or the non-managing member units occur other than the exchange and the offering.

(5)         An aggregate of 190,072 of the non-managing member units of HCPI/Tennessee, LLC owned by Mr. Weyland, which are exchangeable for 380,144 shares of our common stock, have been pledged to Bank of America, N.A. (as successor-in-interest to ML Private Finance, LLC) as security for loans to Mr. Weyland.  Upon default or demand under the loans, Bank of America, N.A. and its affiliates may be entitled to exchange the pledged units for our common stock and become a selling stockholder hereunder.

S-2